UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated November 6, 2018 titled “GeoPark Reports Third Quarter 2018 Results”
2.	Press Release dated November 6, 2018 titled “GeoPark Announces 2019 Work Program and Investment Guidelines”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS THIRD QUARTER 2018 RESULTS

RECORD RESULTS: OIL & GAS AND CASH FLOW

Buenos Aires, Argentina – November 6, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, and Chile reports its consolidated financial results for the three-month period ended September 30, 2018 (“Third Quarter” or “3Q2018”).

A conference call to discuss 3Q2018 Financial Results will be held on Wednesday November 7, 2018 at 10:00 am Eastern Standard Time.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information. As a result, this release should be read in conjunction with consolidated financial statements and the notes to those statements for the period ended September 30, 2018, available on the Company’s website.

THIRD QUARTER 2018 HIGHLIGHTS

Record Oil and Gas Production

•	Consolidated oil and gas production up 31% to 37,214 boepd (up 4% compared to 2Q2018)

•	Oil production increased by 35% to 31,266 bopd (up 3% compared to 2Q2018)

•	Gross operated production in Colombia surpassed the 65,000 boepd milestone

•	Gas production increased by 17% to 35.7 mmcfpd (up 6% compared to 2Q2018)

Record Top and Bottom Lines

•	Revenues more than doubled to $166.8 million

•	Adjusted EBITDA more than doubled to $98.2 million

•	Operating profit increased more than four times to $71.0 million

•	Profit increased to $29.7 million gain from $19.1 million loss

Differentiating Cost Advantages

•	Consolidated operating costs of $8.4 per boe

•	Adjusted EBITDA three times higher than capital expenditures

Strong Balance Sheet

•	Net debt to Adjusted EBITDA ratio decreased below 1.0x to 0.9x from 1.9x

•	Interest coverage ratio increased to 10.5x from 5.3x

•	Cash position of $152.7 million

Portfolio Construction

•	Divested high-cost, non-core La Cuerva and Yamu Colombian assets for up to $20 million

4Q2018 Catalysts

•	Testing 5 drilled wells and drilling 10 new wells, including development, exploration and appraisal wells in Colombia, Argentina and Brazil

James F. Park, Chief Executive Officer of GeoPark said: “Explorer, Operator, Consolidator. Congratulations to our team for achieving another performance record. Quarter-after-quarter, year-after-year, GeoPark continues to consistently deliver on its promised results: growth in oil and gas production and reserves, operational and cost efficiency improvements, and a strengthening of our unique business platform across Latin America - and all conducted within an industry-leading safety, community and environmental management approach.”

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	3Q2018	2Q2018	3Q2017	9M2018	9M2017
Oil production[a] (bopd)	31,266	30,249	23,237	29,634	21,895
Gas production (mcfpd)	35,690	33,726	30,528	32,862	27,954
Average net production (boepd)	37,214	35,870	28,325	35,111	26,554
Brent oil price ($ per bbl)	76.0	74.9	52.1	72.7	52.6
Combined price ($ per boe)	51.4	51.7	33.0	49.5	32.6
⁻ Oil ($ per bbl)	57.0	57.2	34.6	54.5	34.1
⁻ Gas ($ per mcf)	5.1	5.1	5.3	5.2	5.3
Sale of crude oil ($ million)	152.2	145.7	68.4	408.9	187.0
Sale of gas ($ million)	14.6	13.7	13.6	41.1	36.9
Revenue ($ million)	166.8	159.3	81.9	450.0	223.8
Commodity risk management contracts ($ million)	-0.6	-11.4	-8.3	-15.8	3.0
Production & operating costs[b] ($ million)	-48.7	-44.8	-25.7	-127.6	-68.5
G&G, G&Ac and Selling expenses ($ million)	-17.5	-17.5	-12.0	-50.2	-36.1
Adjusted EBITDA ($ million)	98.2	83.3	44.6	244.8	120.5
Adjusted EBITDA ($ per boe)	30.3	27.0	18.0	26.9	17.6
Operating netback ($ per boe)	35.1	32.5	23.2	32.2	23.1
Profit (loss) ($ million)	29.7	5.5	-19.1	60.1	-14.4
Capital expenditures ($ million)	33.2	36.3	30.9	90.9	80.3
Argentina acquisition ($ million)	-	-3.2[d]	-	48.8	-
Cash and cash equivalents ($ million)	152.7	105.2	135.2	152.7	135.2
Short-term financial debt ($ million)	15.8	7.6	1.9	15.8	1.9
Long-term financial debt ($ million)	419.1	418.9	418.5	419.1	418.5
Net debt ($ million)	282.2	321.3	285.2	282.2	285.2
a)	Includes government royalties paid in kind in Colombia for approximately 1,175, 898 and 774 bopd in 3Q2018, 2Q2018 and 3Q2017 respectively. No royalties were paid in kind in Chile, Brazil and Argentina.

b)	Production and operating costs include operating costs and royalties paid in cash.

c)	G&A expenses include $1.3 million, $0.8 million and $0.8 million for 3Q2018, 2Q2018 and 3Q2017, respectively, of (non-cash) share-based payments that are excluded from the Adjusted EBITDA calculation.

d)	Price adjustment that corresponds to net cash flows generated by the assets acquired since the execution of the asset purchase agreement, on December 18, 2017, until the date of closing, on March 27, 2018.

Production: Overall oil and gas production grew by 31% to 37,214 boepd in 3Q2018 from 28,325 boepd in 3Q2017, due to increased production in Colombia and the inclusion of new production from the recent acquisition in Argentina. Oil represented 84% of total reported production compared to 82% in 3Q2017.

For further details, please refer to the 3Q2018 Operational Update published on October 18, 2018.

Reference and Realized Oil Prices: Brent crude oil prices averaged $76.0 per bbl during 3Q2018, and the consolidated realized oil sales price averaged $57.0 per bbl in 3Q2018, in line with 2Q2018 but a 65% increase from $34.6 per bbl in 3Q2017. Differences between reference and realized prices reflect commercial and transportation discounts as well as the Vasconia price differential in Colombia. The Vasconia marker differential averaged $5.8 per bbl in 3Q2018, compared to $4.1 per bbl in 2Q2018 and $2.8 in 3Q2017. Commercial and transportation discounts in Colombia continue to be reduced, down by 50 cents per bbl to $14.0 in 3Q2018, compared to $14.5 per bbl in 2Q2018 and $15.2 per bbl in 3Q2017.

In Colombia, construction of a flowline connecting the Llanos 34 block to the Oleoducto de los Llanos (ODL), one of Colombia’s principal pipelines is on budget and on schedule. Construction is expected to be completed by January 2019 and, following customary approvals, is expected to be operational in 1Q2019. The project will support future production growth (with a capacity of up to 100,000 bopd) and will reduce transportation and operating costs.

The table below provides a breakdown of reference and net realized oil prices in Colombia, Chile and Argentina in 3Q2018:

3Q2018 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price	76.0	76.0	76.0
Vasconia differential	(5.8)	-	-
Commercial and transportation discounts	(14.0)	(9.1)	-
Other*	-	-	(9.5)
Realized oil price	56.2	66.9	66.5
Weight on oil sales mix	92%	2%	6%

*Price stability agreement between the government and the oil sector in Argentina, effective May 2018, temporarily froze oil prices at $64-67/bbl during the period May-October 2018. This agreement could be temporarily extended, and oil prices may be adjusted up or down, depending on prevailing market conditions.

Revenue: Consolidated revenues increased by 104% to $166.8 million in 3Q2018, compared to $81.9 million in 3Q2017. Both higher realized prices and deliveries pushed revenues higher.

Sale of crude oil: Consolidated oil revenues increased by 123% to $152.2 million in 3Q2018, driven by a 65% increase in realized oil prices and a 34% increase in oil deliveries (compared to 3Q2017). Oil revenues were 91% of total revenues compared to 83% in 3Q2017.

•	Colombia: In 3Q2018, oil revenues increased by 113% to $142.9 million as realized prices increased by 65% to $56.2 per bbl and oil deliveries increased by 29% to 27,644 bopd.

Colombian earn-out payments (deducted from Colombian oil revenues) increased to $5.5 million in 3Q2018, compared to $2.8 million in 3Q2017, in line with higher oil revenues and increased production.

•	Chile: In 3Q2018, oil revenues increased by 15% to $4.3 million, due to higher oil prices which were partially offset by lower volumes sold. Oil prices increased by 51% to $66.9 per bbl, in line with higher Brent prices while oil deliveries decreased by 24% to 709 bopd due to the natural decline of the fields.

•	Argentina: In 3Q2018, oil revenues were $10.1 million, resulting from $66.5 realized oil prices and deliveries of 1,660 bopd, all from the Aguada Baguales, El Porvenir and Puesto Touquet blocks (GeoPark operated, 100% WI).

Sale of gas: Consolidated gas revenues increased by 8% to $14.6 million in 3Q2018 compared to $13.6 million in 3Q2017, driven by a 12% increase in gas deliveries even though gas prices declined by 4%.

•	Chile: In 3Q2018, gas revenues increased by 20% to $5.0 million reflecting higher gas prices, partially offset by lower deliveries. Gas prices were 28% higher, or $5.6 per mcf ($33.4 per boe) in 3Q2018, in line with increased methanol prices. Gas deliveries slightly decreased by 6% to 9,716 mcfpd (1,619 boepd).

•	Brazil: In 3Q2018, gas revenues decreased by 22% to $7.2 million, due to lower gas prices. Gas prices decreased by 21% to $4.6 per mcf ($27.7 per boe), in line with a 25% average devaluation of the local currency. Gas deliveries remained stable at 17,011 mcfpd (2,835 boepd).

•	Argentina: In 3Q2018, gas revenues were $2.0 million, resulting from $5.7 per mcf ($34.2 per boe) realized gas prices and deliveries of 3,814 mcfpd (636 boepd), all corresponding to the recently acquired blocks in Argentina.

Commodity Risk Management Contracts: GeoPark uses hedge contracts to manage risks and limit the impact of oil price volatility on the work program.

For the three-month period ending September 30, 2018, GeoPark realized $3.4 million in lower net revenues from hedge contracts in place that had a floor of $53-60/bbl and a ceiling of $69-97/bbl Brent. In accordance with accounting rules, these reduced revenues are adjusted by the change in the value of future contracts and recorded as a $2.9 million gain.

For details regarding current contracts in place, please refer to commodity risk management contracts below, or see Note 4 of GeoPark’s consolidated financial statements for the period ended September 30, 2018, available on the Company’s website.

Production and Operating Costs[1]: Consolidated operating costs per boe were $8.4 in 3Q2018, slightly lower than the $8.5 per boe in 2Q2018, but higher than the $7.3 in 3Q2017 due to the recently acquired blocks in Argentina, which have higher costs per boe.

Consolidated operating costs increased by $9.1 million to $27.3 million in 3Q2018 compared to 3Q2017, as follows:

•	Colombia: Operating costs per boe increased to $6.2 per boe in 3Q2018 compared to $5.5 per boe in 3Q2017. Total operating costs increased by 48% to $15.9 million, due to a 29% increase in volumes delivered and one-time charges for $1.7 million (or $0.7 per boe) associated with road and well maintenance costs due to excessive and unseasonal rain in the Llanos 34 block.

•	Chile: Operating costs decreased by 29% to $3.7 million in 3Q2018 from $5.3 million in 3Q2017. Compared to 2Q2018, operating costs decreased by 23% or by $1.1 million from $4.9 million. Cost reductions in 3Q2018 were due to temporarily lower well maintenance activities ($0.2 million in 3Q2017 vs $1.1 million in 3Q2017), and are expected to return to previous levels in 4Q2018. Operating costs per boe decreased by 19% to $17.5 per boe in 3Q2018 from $21.5 in 3Q2017.

•	Brazil: Operating costs decreased by 40% to $1.3 million in 3Q2018 from $2.2 million in 3Q2017, due to a 25% devaluation of the local currency and one-time maintenance costs in the Manati gas field (GeoPark non-operated, 10% WI). Operating costs per boe decreased by 40% to $4.9 per boe from $8.2 in 3Q2017.

•	Argentina: Operating costs were $6.3 million in 3Q2018, related to production from the Aguada Baguales, El Porvenir and Puesto Touquet blocks. Operating costs per boe were $30.0, an 11% increase compared to $26.9 in 2Q2018, resulting from costs associated with a secondary recovery optimization project initiated during 3Q2018 to enhance production. The increase was partially offset by a 36% devaluation of the local currency.

Consolidated royalties increased by $13.7 million to $21.1 million in 3Q2018 compared to 3Q2017, resulting from increased volumes and prices.

Selling Expenses: Consolidated selling expenses increased by $0.9 million to $1.3 million in 3Q2018 compared to $0.3 million in 3Q2017. The increase in 3Q2018 mainly corresponds to transportation costs and sales taxes in the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina.

1 Production and operating costs = Operating costs + Royalties

Administrative Expenses: Consolidated G&A costs per boe decreased by 14% to $3.8 per boe in 3Q2018 (vs $4.4 per boe in 3Q2017). Total consolidated G&A was $12.3 million in 3Q2018, compared to $10.9 million in 3Q2017.

Geological & Geophysical Expenses: Consolidated G&G costs per boe increased to $1.2 per boe in 3Q2018 (vs $0.3 per boe in 3Q2017). Total consolidated G&G expenses increased to $3.9 million in 3Q2018, compared to $0.7 million in 3Q2017, due to the increased scale of operations.

Adjusted EBITDA: Consolidated Adjusted EBITDA[2] surged by 120% to $98.2 million, or $30.3 per boe, in 3Q2018 compared to $44.6 million, or $18.0 per boe, in 3Q2017.

•	Colombia: Adjusted EBITDA of $92.4 million in 3Q2018

•	Chile: Adjusted EBITDA of $3.6 million in 3Q2018

•	Brazil: Adjusted EBITDA of $4.6 million in 3Q2018

•	Argentina: Adjusted EBITDA of $2.4 million in 3Q2018

•	Corporate and Peru: Adjusted EBITDA of negative $4.9 million in 3Q2018

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 3Q2018 and 3Q2017, on a per country and per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Argentina		Total
	3Q18	3Q17	3Q18	3Q17	3Q18	3Q17	3Q18	3Q17	3Q18	3Q17
Production (boepd)	29,139	22,367	2,632	2,817	3,124	3,141	2,319	-	37,214	28,325
Stock variation /RIK[a]	(1,383)	(935)	(304)	(158)	(245)	(254)	(23)	-	(1,955)	(1,347)
Sales volume (boepd)	27,756	21,432	2,328	2,659	2,879	2,887	2,296	-	35,259	26,978
% Oil	99.6%	99.7%	30%	35%	2%	2%	72%	-	85%	83%
($ per boe)
Realized oil price	56.2	34.1	66.9	44.3	83.7	59.4	66.5	-	57.0	34.6
Realized gas price[b]	38.8	37.5	33.4	26.1	27.7	35.2	34.2	-	30.5	31.8
Earn-out	(2.2)	(1.3)	-	-	-	-	-	-	(2.0)	(0.9)
Combined Price	53.9	32.7	43.6	32.4	28.6	35.6	57.5	-	51.4	33.0
Realized commodity risk management contracts	(1.3)	0.8	-	-	-	-	-	-	(1.1)	0.6
Operating costs	(6.2)	(5.5)	(17.5)	(21.5)	(4.9)	(8.2)	(30.0)	-	(8.4)	(7.3)
Royalties in cash	(7.2)	(3.1)	(1.7)	(1.3)	(2.7)	(3.4)	(7.9)	-	(6.5)	(3.0)
Selling & other expenses	(0.1)	(0.1)	(0.6)	(0.6)	-	-	(3.9)	-	(0.4)	(0.1)
Operating Netback/boe	39.1	24.9	23.8	9.0	21.0	24.0	15.7	-	35.1	23.2
G&A, G&G, & other									(4.8)	(5.2)
Adjusted EBITDA/boe									30.3	18.0

a)	RIK (Royalties in kind). Includes royalties paid in kind in Colombia for approximately 1,175 and 774 bopd in 3Q2018 and 3Q2017 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b)	Conversion rate of $mcf/$boe=1/6.

Depreciation: Consolidated depreciation charges increased by 25% to $24.3 million in 3Q2018, compared to $19.4 million in 3Q2017, due to increased volumes. On a per barrel basis, however, depreciation costs decreased by 4% to $7.5 per boe due to drilling successes and increased reserves.

2 See “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax and Adjusted EBITDA per boe” included in this press release.

Write-off of Unsuccessful Exploration Efforts: Consolidated write-off of unsuccessful exploration efforts were $3.5 million in 3Q2018 compared to $0.2 million in 3Q2017, due to the drilling of non-commercial oil accumulations in Colombia.

Other Income (Expenses): Other operating expenses amounted to $1.2 million in 3Q2018, compared to $0.4 million in 3Q2017.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses decreased to $8.7 million in 3Q2018, compared to $26.6 million in 3Q2017. Amounts recorded in 3Q2017 include $17.6 million related to one-time costs on the cancellation of 2020 Notes. Excluding these costs, 3Q2017 financial expenses amounted to $9.0 million.

Foreign Exchange: Net foreign exchange losses amounted to a $2.9 million loss in 3Q2018 compared to a $3.2 million gain in 3Q2017, including non-cash foreign exchange differences generated from GeoPark’s Brazilian subsidiary due to the devaluation of the real and its impact on US dollar-denominated intercompany debt.

During October 2018, GeoPark’s Brazilian subsidiary cancelled the existing US dollar-denominated intercompany debt, thus significantly reducing its exposure to foreign exchange currency fluctuations.

Income Tax: Income tax expenses were $29.7 million in 3Q2018 compared to $11.6 million in 3Q2017, in line with higher operating profits.

Profit: Profit increased by $49.8 million to a gain of $29.7 million in 3Q2018 compared to a $19.1 million loss in 3Q2017.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $152.7 million as of September 30, 2018. Year-end 2017 cash and cash equivalents were $134.8 million. The difference reflects cash generated from operating activities of $178.5 million, partially offset by cash used in investing activities of $139.8 million, and cash used in financing activities of $20.8 million.

Cash flows from operating activities of $178.5 million is net of $67.7 million in cash income taxes paid during 2Q2018, predominantly in Colombia ($45.5 million of which are related to tax gains of fiscal year 2017 plus tax prepayments of $21.0 million, which will be deducted against tax gains of fiscal year 2018, to be paid in 2019). The Company does not expect to pay additional cash income taxes during 4Q2018.

Cash used in investing activities of $139.8 million includes capital expenditures related to development, appraisal and exploration activities of $90.9 million, allocated predominantly to Colombia and the $48.9 million for the acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina.

Cash used in financing activities of $20.8 million was the sum of $27.6 million for interest payments and $8.1 million for the dividend distribution by the Colombian business to LGI, related to their non-controlling minority interest, partially offset by $15.0 million corresponding to a short-term loan maturing in November 2018.

The agreement with LG International Corp (LGI) in Colombia allows GeoPark to earn back up to 12% equity participation at the Colombian subsidiary level in accordance with the performance of the project. During 1H2018 GeoPark paid an $8.1 million dividend to LGI. GeoPark and LGI are currently implementing the dilution mechanism, which is expected to be triggered during 4Q2018 following the next dividend payment. Subsequent to the dividend payment, GeoPark would increase its equity interest in its Colombian business from 80% to 84%.

Financial Debt: Total financial debt (net of issuance costs) was $434.9 million, including the $425 million 2024 notes (“2024 Notes”) issued in September 2017 and short-term debt of $15.8 million.

FINANCIAL RATIOSa

($ million)
At period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA[b]	LTM Interest Coverage[c]

2Q2017	346.3	77.0	269.3	2.2x	4.1x
3Q2017	420.4	135.2	285.2	1.9x	5.3x
4Q2017	426.2	134.8	291.4	1.7x	6.3x
1Q2018	419.5	120.4	299.1	1.5x	7.2x
2Q2018	426.6	105.2	321.3	1.3x	8.5x
3Q2018	434.9	152.7	282.2	0.9x	10.5x

a)	Based on trailing LTM financial results.

b)	LTM adj. EBITDA was $300.1 million as of September 30, 2018.

c)	LTM interest expense was $28.7 million as of September 30, 2018

Covenants in 2024 Notes: The 2024 Notes include incurrence test covenants that require the net debt to adjusted EBITDA ratio be lower than 3.5 times and the adjusted EBITDA to interest ratio higher than 2 times until September 2019. The Company is compliant with all provisions and covenants.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The Company has the following commodity risk management contracts (reference ICE Brent) in place as of the date of this release:

Period	Type	Volume (bopd)	Contract terms ($ per bbl)
			Purchased Put	Sold Put	Sold Call
4Q2018	Zero cost 3-way Zero cost 3-way Zero cost 3 way	4,000 4,000 6,000 Total: 14,000	55. 60.0 65.0	45.0 50.0 55.0	77.2-77.5 97.0-97.1 90.0-90.5
1Q2019	Zero cost 3-way Zero cost 3-way Zero cost	4,000 6,000 5,000 Total: 15,000	60.0 65.0 65.0	50.0 55.0 -	97.0-97.1 90.0-90.5 92.3-92.5
2Q2019	Zero cost 3-way Zero cost	6,000 5,000 Total: 11,000	65.0 65.0	55.0 -	90.0-90.5 92.3-92.5
3Q2019	Zero cost	5,000 Total: 5,000	65.0	-	92.3-92.5

For further details, please refer to Note 4 of GeoPark’s consolidated financial statements for the period ended September 30, 2018, available on the Company’s website.

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia	3Q2018	3Q2017
Sale of crude oil ($ million)	137.3	64.3
Sale of gas ($ million)	0.4	0.2
Revenue ($ million)	137.7	64.5
Production and operating costs[a] ($ million)	-34.4	-17.0
Adjusted EBITDA ($ million)	92.4	41.6
Capital expenditures[b] ($ million)	23.2	22.5

Chile	3Q2018	3Q2017
Sale of crude oil ($ million)	4.3	3.8
Sale of gas ($ million)	5.0	4.2
Revenue ($ million)	9.3	7.9
Production and operating costs[a] ($ million)	-4.2	-5.6
Adjusted EBITDA ($ million)	3.6	0.8
Capital expenditures[b] ($ million)	5.6	4.6
Brazil	3Q2018	3Q2017
Sale of crude oil ($ million)	0.4	0.2
Sale of gas ($ million)	7.2	9.2
Revenue ($ million)	7.6	9.4
Production and operating costs[a] ($ million)	-2.0	-3.1
Adjusted EBITDA ($ million)	4.6	5.4
Capital expenditures[b] ($ million)	0.0	0.0
Argentina	3Q2018	3Q2017
Sale of crude oil ($ million)	10.1	-
Sale of gas ($ million)	2.0	-
Revenue ($ million)	12.1	-
Production and operating costs[a] ($ million)	-8.1	-
Adjusted EBITDA ($ million)	2.4	0.4
Capital expenditures[b] ($ million)	3.2	2.9

a)	Production and operating = Operating costs + Royalties.

b)	The difference with the reported figure in Key performance indicators table corresponds mainly to capital expenditures in Peru.

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

(In millions of $)	3Q2018	3Q2017	9M2018	9M2017

REVENUE
Sale of crude oil	152.2	68.3	408.9	186.9
Sale of gas	14.6	13.6	41.1	36.9
TOTAL REVENUE	166.8	81.9	450.0	223.8
Commodity risk management contracts	-0.6	-8.3	-15.8	3.0
Production and operating costs	-48.7	-25.7	-127.6	-68.5
Geological and geophysical expenses (G&G)	-3.9	-0.7	-9.9	-3.8
Administrative expenses (G&A)	-12.3	-10.9	-37.4	-31.4
Selling expenses	-1.3	-0.3	-2.8	-0.9
Depreciation	-24.3	-19.4	-68.3	-55.1
Write-off of unsuccessful exploration efforts	-3.5	-0.2	-14.5	-4.8
Other operating	-1.2	-0.4	-0.6	-2.4
OPERATING PROFIT	71.0	15.9	173.0	59.9

Financial costs, net	-8.7	-26.6	-25.9	-43.3
Foreign exchange loss	-2.9	3.2	-17.9	1.4
PROFIT BEFORE INCOME TAX	59.3	-7.5	129.2	18.0

Income tax	-29.7	-11.6	-69.1	-32.4
PROFIT (LOSS) FOR THE PERIOD	29.7	-19.1	60.1	-14.4
Non-controlling minority interest	8.3	0.8	20.9	5.4
ATTRIBUTABLE TO OWNERS OF GEOPARK	21.4	-19.9	39.2	-19.8

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In millions of $)	Sept 2018	Dec 2017
	(Unaudited)	(Audited)
Non-Current Assets
Property, plant and equipment	572.4	517.4
Other non-current assets	46.3	53.8
Total Non-Current Assets	618.7	571.2

Current Assets
Inventories	12.4	5.7
Trade receivables	37.6	19.5
Other current assets	45.5	54.9
Cash at bank and in hand	152.7	134.8
Total Current Assets	248.2	215.0

Total Assets	866.8	786.2

Equity
Equity attributable to owners of GeoPark	124.2	84.9
Non-controlling interest	54.9	41.9
Total Equity	179.1	126.8

Non-Current Liabilities
Borrowings	419.1	418.5
Other non-current liabilities	81.1	74.5
Total Non-Current Liabilities	500.2	493.0

Current Liabilities
Borrowings	15.8	7.7
Other current liabilities	171.8	158.6
Total Current Liabilities	187.6	166.3
Total Liabilities	687.7	659.3
Total Liabilities and Equity	866.8	786.2

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(In millions of $)	3Q2018	3Q2017	9M2018	9M2017

Cash flows from operating activities	79.9	38.2	178.5	117.4
Cash flows used in investing activities	-33.3	-30.9	-139.8	-80.3
Cash flows from (used in) financing activities	1.2	51.4	-20.8	26.4

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT (LOSS) BEFORE INCOME TAX

(UNAUDITED)

9M2018 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	233.8	7.3	13.6	3.9	-13.8	244.8
Depreciation	-32.8	-20.4	-7.9	-7.0	-0.2	-68.3
Unrealized commodity risk management contracts	11.5	-	-	-	-	11.5
Write-off of unsuccessful exploration efforts	-11.9	-0.4	-1.9	-0.4	-	-14.5
Share based payments	-0.5	-0.3	-0.1	-0.5	-2.3	-3.6
Others	-1.2	3.0	-0.3	1.0	0.7	3.2
OPERATING PROFIT (LOSS)	198.8	-10.8	3.5	-2.9	-15.6	173.0
Financial costs, net						-25.9
Foreign exchange charges, net						-17.9
PROFIT BEFORE INCOME TAX						129.2

9M2017 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	116.7	3.0	13.0	-1.3	-10.8	120.5
Depreciation	-29.2	-18.0	-7.7	-0.1	-0.1	-55.1
Unrealized commodity risk management contracts	-0.7	-	-	-	-	-0.7
Write-off of unsuccessful exploration efforts	-1.6	-	-3.0	-0.2	-	-4.8
Share based payments and other	-0.4	-0.3	-0.1	-0.3	-2.0	-3.1
Others	4.1	0.6	-0.5	-	-1.1	3.1
OPERATING PROFIT (LOSS)	88.8	-14.7	1.7	-1.9	-14.0	59.9
Financial costs, net						-43.3
Foreign exchange charges, net						1.4
PROFIT BEFORE INCOME TAX						18.0

(a) Includes Peru and Corporate.

OTHER NEWS / SUBSEQUENT EVENTS

SALE OF NON-CORE ASSETS IN COLOMBIA

On November 2, 2018, GeoPark and Perenco Oil and Gas (Perenco) executed a purchase and sale agreement in which Perenco agreed to purchase GeoPark's 100% working interest in the La Cuerva and Yamu blocks in Colombia for a total consideration of $18 million plus a contingent payment of $2 million based on future oil prices. Closing of the transaction is subject to customary regulatory approvals and is expected in the first quarter of 2019. GeoPark will continue operating the La Cuerva and Yamu blocks until the completion of the divestiture process.

The sale of these blocks will allow GeoPark to reallocate resources to its core Llanos 34 block (GeoPark operated, 45% WI). During the first nine months of 2018, the La Cuerva and Yamu blocks produced approximately 1,000 bopd, representing 3% of GeoPark's net consolidated oil and gas production during that period.

CONFERENCE CALL INFORMATION

GeoPark will host its Third Quarter 2018 Financial Results conference call and webcast on November 7, 2018, at 10:00 a.m. Eastern Standard Time.

Chief Executive Officer, James F. Park, Chief Financial Officer, Andres Ocampo, Chief Operating Officer, Augusto Zubillaga and Shareholder Value Director, Stacy Steimel will discuss GeoPark's financial results for 3Q2018 and the work program and investment guidelines for 2019, with a question and answer session immediately following.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 5769205

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com.

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital

LTM	Last twelve months

Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2018 production growth and operating and financial performance, operating netback per boe and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production for 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Adjusted EBITDA: The company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating Netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

 Item 2

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES 2019 WORK PROGRAM AND INVESTMENT GUIDELINES

SELF-FUNDED WORK PROGRAM WITH 15% PRODUCTION GROWTH,
NEW EXPLORATION OPPORTUNITIES AND MAJOR PROJECT START-UP

Buenos Aires, Argentina – November 6, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil and Chile, today announced its work program and investment guidelines for 2019. (All figures are expressed in US Dollars).

A conference call to discuss Third Quarter 2018 financial results and the 2019 work program and investment guidelines will be held on November 7, 2018 at 10:00 a.m. Eastern Standard Time.

2019 Work Program: Principles and Approach

Technical

•	Maximum efficient development of the Llanos 34 block (GeoPark operated, 45% WI)

•	Increase average oil and gas production by 15%

•	Initiate Morona block project (GeoPark operated, 75% WI), with production in 1Q2020

•	Delineate new plays, leads and prospects on existing assets

Economic

•	Operate and grow within cashflow

•	Grow adjusted EBITDA and operating cashflow

•	Reduce costs

•	Achieve maximum net present value for existing assets

Strategic

•	Achieve scale

•	Improve and add to core capabilities

•	Strengthen SPEED and compliance culture

•	Promote innovation

Work Program Detail ($70 Brent)

•	Production target: 15% increase over 2018 average production (with 2019 not including approximately 1,000 bopd from the La Cuerva and Yamu blocks, which were sold in November 2018)

•	Capital expenditure program: $220-240 million fully funded by cashflows to be allocated as follows:

•	Colombia - $85-95 million: Continue to develop and appraise the Tigana and Jacana oil fields and target new exploration prospects in the Llanos basin. The work program in Colombia includes:

-	22-24 development and appraisal wells and 2-3 exploration wells in the Llanos 34 block

-	Two exploration wells in the Llanos 32 block (GeoPark non-operated, 12.5% WI)

-	Construction of additional facilities to support future production growth and to optimize operating and transportation costs

•	Peru - $95-105 million: Construction of early production facilities in the Morona block with the goal of putting the Situche Central light oil field into production by early 2020, subject to approval of the EIA (Environmental Impact Assessment) in 1Q2019.

The work program in Peru includes:

-	Base camp revamping, installation of a flexible pipeline from an existing well to the base camp, civil works, access road, treatment facilities and wireline intervention activities

•	Argentina - $20-25 million: Develop and explore oil and gas targets in the Neuquen basin. The work program in Argentina includes:

-	Two exploration wells, two tight gas development wells and waterflooding project in the Aguada Baguales, El Porvenir and Puesto Touquet blocks (GeoPark operated, 100% WI)

-	Seismic studies in Los Parlamentos block (GeoPark non-operated, 50% WI)

•	Chile - $17-20 million: Develop and explore oil and gas targets, both conventional and unconventional, in the Fell and Tierra del Fuego blocks. The work program in Chile includes:

-	One development well and one exploration well to continue developing and exploring gas opportunities in the Jauke/Dicky large geological structure in the Fell block (GeoPark operated, 100% WI)

-	One exploration oil well in Isla Norte block (GeoPark operated, 60% WI) in Tierra del Fuego

-	Testing high-potential unconventional projects including a tight gas play in the Tranquilo block and in a large shale oil formation in the Estratos con Favrella in the Fell block (220-600 mmboe potential)

•	Brazil - $3-4 million: Exploration drilling in the Reconcavo and Potiguar onshore blocks (GeoPark operated, 70-100% WI). The work program in Brazil includes drilling 1-2 shallow exploration wells, plus minor maintenance activities in the Manati gas field (GeoPark non-operated, 10% WI).

Flexible to Different Oil Price Scenarios

The 2019 work program is fully funded with operating cash flows and can be adapted to provide production growth under different oil price scenarios.

•	Above $70/bbl Brent oil price: Capital expenditures can be expanded to $240-270 million – by adding incremental projects, targeting production growth of 15-20%.

•	Below $60/bbl Brent oil price: Capital expenditures can be reduced to $120-140 million – focusing on the lowest-risk projects that produce the fastest cash flow, still targeting production growth of 15%.

GeoPark currently has commodity risk management contracts in place covering 35-50% of its production for 2019 with floors of $60-65/bbl and ceilings of $90-97/bbl Brent. GeoPark monitors market conditions on a continuing basis and may enter into new commodity risk management contracts to secure minimum oil prices for its 2019 production and beyond.

Estimated Operating Netbacks

•	Consolidated operating netback per boe: Defined as net revenue minus operating costs, royalties and selling expenses, it is estimated to be approximately $31-34 per boe with a $70-75 Brent oil price, and approximately $28-31 per boe with a $65-70 Brent oil price.

2

CONFERENCE CALL INFORMATION

GeoPark will host its Third Quarter 2018 Financial Results conference call and webcast on November 7, 2018, at 10:00 a.m. Eastern Standard Time.

Chief Executive Officer, James F. Park, Chief Financial Officer, Andres Ocampo, Chief Operating Officer, Augusto Zubillaga and Shareholder Value Director, Stacy Steimel will discuss GeoPark's financial results for 3Q2018 and the work program and investment guidelines for 2019, with a question and answer session immediately following.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 5769205

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com.

3

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe sales volumes

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operation Contract)
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
“High price” royalty	An additional royalty incurred in Colombia when each oil field exceeds 5 mmbbl of cumulative production and is determined by a combination of API gravity and WTI oil prices
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Operating netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe sales volumes. Operating netback is equivalent to adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

PRMS	Petroleum Resources Management System

SPE	Society of Petroleum Engineers

4

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2018 and/or 2019 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: November 7, 2018